Exhibit 99.1

FangDD Regains Compliance with Nasdaq Minimum Bid Price Requirement

SHENZHEN, China, June 23, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (“FangDD” or the “Company”) (Nasdaq: DUO) today announced that the Company had received a notification letter (“Compliance Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), dated June 22, 2022, indicating that the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on January 4, 2022 that the Company was not in compliance with the Minimum Bid Price Requirement as the bid price of the Company’s American depositary shares (“ADSs”) closed below US$1.00 per share for 30 consecutive business days. In order to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing twenty five (25) Class A ordinary shares to one (1) ADS representing three hundred seventy-five (375) Class A ordinary shares. The change became effective on June 7, 2022.

On June 22, 2022, Nasdaq confirmed in the Compliance Notice that for the ten consecutive business days, from June 7 through June 21, 2022, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is closed.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

FangDD
Ms. Linda Li
Director, Capital Markets Department
Phone: +86-0755-2699-8968
E-mail:ir@fangdd.com